

U.S. Securities and Exchange Commission

Division of Investment Management

December 15, 2022

<u>VIA E-MAIL</u>

Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
Richard.Horowitz@dechert.com

  Re: Tate Capital Company, File No. 000-56494

Dear Mr. Horowitz:

  On November 17, 2022, you filed a registration statement on Form 10 on behalf of Tate Capital Company (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

  Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

  We note that the Company is voluntarily registering common shares of beneficial interest under section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Page 1 – Explanatory Note

1. In the fourth paragraph, please disclose that the Company will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement.

2. In the fifth paragraph, in the second bullet point, disclosure states, "You should not expect to be able to sell your Common Shares regardless of how we perform." In the third bullet point, disclosure suggests that an investor might be able to sell Common Shares. Please reconcile the disclosure in the two bullet points.

3. In the fifth paragraph, in the fifth bullet point, disclosure refers to a "return of capital." Please define this term using clear, straightforward language.

4. In the fifth paragraph, please add the following bullet points:
   - Repurchases of common stock by the Company, if any, are expected to be very limited.
   - Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
   - The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
   - The privately-held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.
   - The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Page 4 – The Investment Team and Kennedy Lewis

5. In the last sentence of the first paragraph, disclosure states that the Investment Team shares a disciplined approach to "sourcing, executing upon, and monetizing idiosyncratic special situations investments." Please revise this sentence using clear, straightforward language.

6. In the second paragraph, disclosure states that the Company is expected to benefit from Kennedy Lewis's Collateralized Loan Obligation business. Please explain the basis for this statement and how the firm's CLO business is relevant to the Company's investment objectives and strategies. Currently, the registration statement does not refer to CLOs in any discussion of the Company's investment strategies and risks.

Page 7 – The Private Offering

7. This section refers to the Company's capital raising efforts through private placements made with a subscription agreement. Please disclose what happens to investors who fail to honor their obligations in connection with the terms of such a subscription agreement.

Page 7 – Our Business Strategy/Investment Objective

8. The first paragraph states that the Company "will generally invest in directly originated senior secured loans sourced through its vast network of relationships." Please disclose the following:

- Any limits on loan origination by the Company (e.g., the amount of loans originated as a percentage of net assets);
- A description of the overall loan selection process; and
- Whether the Company will be involved in servicing or administering the loans and, if so, (i) a description of its servicing obligations and (ii) whether it will be paid a fee or reimbursed for expenses for such services. Note that the staff may have additional comments depending upon the response.

9. Please disclose in this section the expected credit quality and maturity of the Company's investments. Please include the term "junk bonds" in describing debt instruments that will be rated below investment grade or which, if unrated, would be rated below investment grade if they were rated.

Page 8 – Industry Verticals

10. In the first paragraph, the term "Verticals" is capitalized. The term is used several times earlier in the previous paragraph on the previous page. Please reconcile.

11. Disclosure refers to industry verticals that the Company has established in "Life Sciences, Power, Technology, Media and Telecom ("TMT"), Homebuilder Finance, Tactical Opportunities, and Opportunistic Cyclicals." Please explain what you mean by "Tactical Opportunities" and "Opportunistic Cyclicals."

Page 8 – Investment Allocation

12. In the second paragraph, disclosure states that the Advisor has applied for an exemptive order that will permit the Company, among other things, to co-invest with certain other persons. Please advise us of the status of the exemptive application.

Page 8 – Payment of the Company's Expenses

13. In the seventh bullet point, disclosure refers to "Base Management Fees and Incentive Fees." These terms are not yet defined. Please address.

Page 9 – Distributions; Dividend Reinvestment Program

14. In the second paragraph, disclosure refers to "PIK Common Shares." Please define "PIK" using clear, straightforward language.

Page 10 – Management Fee

15. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

16. Please include in the section titled, "Incentive Fee" a graphical illustration of how the incentive fee will operate.

17. Please tell us supplementally whether the "Income-Based Incentive Fee" is also charged at 12.5% after the hurdle is reached and whether are there any "catch-up" provisions. Based on the last paragraph of the "Incentive Fee" section, it appears both the income and capital gains fee is 12.5%. The income fee, however, is not explicitly disclosed. Please explain.

Page 11 – Administration Agreement

18. Please state the fee payable under the Administration Agreement.

Page 11 – License Agreement

19. If applicable, please add disclosure regarding a transfer agent agreement and/or a credit facility. Please also include such agreements, as well as the License Agreement, as exhibits in Item 15.

Page 11 – Expense Support and Conditional Reimbursement Agreement

20. Please add the following conditions to the ability of the Advisor to recoup expenses under the Expense Support and Conditional Reimbursement Agreement:
    - An expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and
    - A distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.

Page 15 – Senior Securities

21. Please delete "or emergency," from the second to last sentence of this section, which states, "The Company may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes…." *See* section 18(g) of the 1940 Act.

Page 19 – Proxy Voting Policies and Procedures

22. If applicable, please discuss how the Company will approach relevant ESG proxy issues for any portfolio investments such as common stock.

Page 25 – Item 1A. Risk Factors

23. Please add risk disclosure regarding the cost of Exchange Act reporting.

24. Please consider including a series of concise bullet points summarizing the principal risk factors.

Page 28 – The senior investment professionals and other Investment Team members of the Advisor may, from time to time, possess material non-public information, limiting the Company's investment discretion.

25. The last sentence states, "Additional information on the Advisor's policies regarding material non-public information can be found in Kennedy Lewis' "Insider Trading Policy." Please explain how an investor can obtain such policy.

Page 30 – PIK Interest

26. The heading states, "The Company have difficulty paying its required distributions if it recognizes income before, or without, receiving cash representing such income." There appears to be a word missing after "The Company." Please address.

27. Please disclose that:
    - The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
    - The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; and
    - PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Page 31 – Regulations governing the Company's operation as a BDC affect its ability to, and the way in which it, raises additional capital. As a BDC, the necessity of raising additional capital may expose the Company to risks, including the typical risks associated with leverage.

28. The first paragraph refers to the possibility that the Company will issue preferred stock. Please confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 40 – The Company will be subject to credit, liquidity and interest rate risks.

29. Disclosure in this section refers to the Company's investments in certain types of debt, such as secured or unsecured debt that may not be protected by financial covenants. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page 68 - Item 13. Financial Statements and Supplementary Data

30. The financial statements are not included in this registration statement. Please file an amended Form 10 with complete financial statements at least fifteen days prior to the Form 10's effectiveness. We may have further comments.

Page 69 – Item 15. Financial Statements and Exhibits

31. Please add a hyperlink to each document in the exhibit index.

32. The registration statement does not appear to have a signature page. Please confirm that the Company will file a pre-effective amendment that includes the signature page required by Form 10. *See* Page 3 and Instr. D of Form 10 ("At least one complete copy of the registration statement filed with the Commission . . . shall be manually signed. Copies not manually signed shall bear typed or printed signatures.").

*   *   *   *   *   *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Chad Eskildsen at (202) 551-6951.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: Chad Eskildsen, Staff Accountant
       John Lee, Branch Chief
       Christian Sandoe, Assistant Director